SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                     Bally Total Fitness Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    05873K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 27, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group (as defined below).

CUSIP No.  05873K108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No.  05873K108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No.  05873K108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No.  05873K108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No.  05873K108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No.  05873K108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No.  05873K108
           ---------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 5, 2007 (the "Schedule 13D"), by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons" and, together with Liberation Investments, L.P., Liberation Investments, Ltd., Liberation Investment Group, LLC and Emanuel Pearlman, the "Group") relating to shares of common stock (the "Common Stock"), $.01 par value per share, of Bally Total Fitness Holding Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. As specifically amended and supplemented by this Amendment No. 1, the Schedule 13D shall remain in full force and effect.

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         ITEM 4 OF THE SCHEDULE 13D FILED ON JULY 5, 2007 IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING IMMEDIATELY AFTER THE LAST PARAGRAPH
THEREOF:

         On July 27, 2007, the Company issued a press release (the "Press Release") stating that it has been unable to reach agreement on an alternative restructuring proposal put forth by the Group and has determined that the prompt filing of the Company's chapter 11 plan of reorganization in bankruptcy court is appropriate.

         Prior to the issuance of the Press Release, the Group had delivered a proposed revised plan of reorganization taking into account its lengthy negotiations with the Company and the Company's stakeholders (the "Revised Shareholder Plan"), which was substantially in the form attached hereto as Exhibit F. The Revised Shareholder Plan incorporated changes to the Shareholder Plan delivered by the Group on July 4, 2007, including the following:

         o a total cash investment of $228.5 million for 100% of the equity of the reorganized Company;

         o a cash payment to each current equity holder of the Company of its pro rata share of $16.5 million, or approximately $0.40 per share, in full satisfaction, settlement, discharge and release of its claims (instead of the continued ownership of equity in the reorganized Company and participation in a rights offering as previously provided for in the Shareholder Plan); and

         o a reduction in the aggregate principal amount of the Company's senior subordinated notes (the "Sub Notes") to $200 million, and an increase in the interest rate on the Sub Notes by 200 basis points.

         Notwithstanding the terms of the Revised Shareholder Plan, the Group has been and remains willing to provide the current equity holders with some combination of cash and equity in the reorganized Company in respect of their claims and to permit current equity holders of the Company to participate in a rights offering on the terms originally proposed in the Shareholder Plan.

         Since the Company's issuance of the Press Release, the Group has continued its discussions with the Company and its stakeholders regarding the terms of the Revised Shareholder Plan, and has been in negotiations with the Company's proposed DIP lender and a third-party lender (collectively, the "Lenders") in order to obtain proposals for commitments to provide financing to the Company. As negotiations with the Company, its stakeholders and the Lenders evolve, the Group's ultimate proposal may differ materially from the terms of the Revised Shareholder Plan, the draft Investment Agreement attached hereto as Exhibit G, the draft Restructuring Support Agreement between the Company and certain members of the Group attached hereto as Exhibit H (the "Group RSA"), and a Restructuring Support Agreement among the Company, certain members of the Group and the holders of the Sub Notes (which shall be substantially similar to the Group RSA). In addition, the Group may pursue other alternatives to maximize the value of their investment in the Company or to facilitate the consummation of a plan of reorganization of the Company.

         The Group remains committed to working with the Company and its stakeholders with the hopes that the parties can agree on a plan of
reorganization   that  is  in  the  best   interests  of  the  Company  and  its
stakeholders.

         The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         ITEM 7 FROM THE SCHEDULE 13D FILED ON JULY 5, 2007 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBITS:

Exhibit F:  Proposed Revised Plan of Reorganization of the Issuer and its
            Affiliate Debtors.

Exhibit G:  Draft Investment Agreement between the Issuer, Harbinger Capital
            Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.

Exhibit H:  Draft Restructuring Support Agreement between the Issuer, its
            Affiliate Debtors, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Liberation Investments, L.P. and Liberation Investments, Ltd.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    --------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    --------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    --------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    --------------------------

/s/ Philip Falcone
--------------------------
Philip Falcone

/s/ Raymond J. Harbert
--------------------------
Raymond J. Harbert

/s/ Michael D. Luce
--------------------------
Michael D. Luce

July 30, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




SK 03773 0003 797406